Reg. S-K

Item 601

Exhibit 12

BERKSHIRE HATHAWAY INC.

Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

(Dollars in millions)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Net earnings attributable to Berkshire Hathaway shareholders	$44,940	$24,074	$24,083	$19,872	$19,476
Income tax expense	(21,515)	9,240	10,532	7,935	8,951
Earnings attributable to noncontrolling interests	413	353	331	298	369
Equity in net (earnings) loss of The Kraft Heinz Company	(2,938)	(923)	122	26	262
Dividends from Kraft Heinz Company	797	952	366	—	—
Fixed charges (1)	4,529	4,439	4,065	3,882	3,386

Earnings available for fixed charges	$26,226	$38,135	$39,499	$32,013	$32,444

Fixed charges
Interest expense, including amortization	$3,927	$3,741	$3,446	$3,253	$2,801
Rentals representing interest and capitalized interest	602	698	619	629	585

	$4,529	$4,439	$4,065	$3,882	$3,386

Ratio of earnings to fixed charges	5.79x	8.59x	9.72x	8.25x	9.58x

(1)	Includes recurring interest expense and excludes foreign currency exchange losses related to Berkshire’s Euro denominated debt and losses from prepayments of debt.